SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Overseas Regulatory Announcement dated June 28, 2011	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: June 28, 2011	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Further Information on the Payment of Final Dividends

Reference is made to the announcements on 2010 Annual Report Summary and the 2010 Annual Report dated 25 March 2011 and the Notice of 2010 Annual General Meeting dated 13 May 2011 of Sinopec Shanghai Petrochemical Company Limited (the “Company”). The board of directors of the Company (the “Board”) hereby announces further information in relation to the distribution of the final dividends for the year ended 31 December 2010 (the “Final Dividends”) as follows.

Pursuant to the Notice on Matters Concerning Income Taxes on Profits on Transfer of Shares (Equity Interests) and on Dividends Received by Enterprises Invested by Foreigners, Foreign Enterprises and Individual Foreigners (Guo Shui Fa [1993] No. 45) (《關於外商投資企業、外國企業和外籍個人取得股票(股權)轉讓收益和股息所得稅收問題的通知》(國稅發[1993]45號)) (the “Notice”) issued by the State Administration of Taxation in 1993, individual foreigners holding H shares were temporarily exempted from individual income tax for the dividends (bonus) received from PRC enterprises which issued such H shares. Due to recent changes in the PRC tax laws and regulations, the State Administration of Taxation issued the Announcement on the List of Fully and Partially Invalid and Repealed Tax Regulatory Documents (《關於公布全文失效廢止、部份條款失效廢止的稅收規範性文件目錄的公告》)(the “State Administration of Taxation Announcement”) on 4 January 2011. Pursuant to the State Administration of Taxation Announcement, the Notice was invalid and repealed. Based on the Company’s current understanding, the Notice can no longer be the basis for individual shareholders who hold the Company’s H shares and whose names appear on the register of members of H shares of the Company (the “Individual H Shareholders”) to be exempted from individual income tax when the Company distributes the Final Dividends.

Pursuant to relevant laws and regulations including the PRC Individual Income Tax Law (《中華人民共和國個人所得稅法》), the Implementation Regulations of the Individual Income Tax Law (《中華人民共和國個人所得稅法實施條例》) and the Tentative Measures on Withholding and Payment of Individual Income Tax (《個人所得稅代扣代繳暫行辨法》) (collectively, “Relevant Regulations”), as well as opinions from the relevant PRC tax authorities, the Company is required to withhold and pay the individual income tax of 20% on behalf of the Individual H Shareholders upon their receipt of dividends and bonuses from the Company. The Individual H Shareholders may enjoy the relevant preferential treatments (if any) in accordance with the relevant regulations including tax agreements (arrangements) subject to the confirmation from tax authorities based on the information provided by such Individual H Shareholders.

In view of the time required for collecting the relevant information from the Individual H Shareholders and obtaining relevant tax authorities’ confirmation, the Board hereby announces that, in order to ensure the Company’s compliance with Relevant Regulations while following the timetable for payment of dividends to all shareholders, if the Final Dividends are approved by the shareholders at the 2010 annual general meeting convened on 29 June 2011, the Company will temporarily withhold 20% of the dividends to be distributed to the Individual H Shareholders when the Company distributes the Final Dividends to the Individual H Shareholders. The Company will closely further communicate with tax authorities and will publish an announcement if there is any subsequent progress. After the tax authorities have ultimately confirmed such individual income tax withheld and paid by the Company based on information provided by the Individual H Shareholders, the Company would, if applicable, refund the corresponding amount of tax to the relevant shareholders who are qualified for such refund on a timely basis.

Shareholders are recommended to consult their taxation advisors regarding the owning and disposing of H shares of the Company in the PRC and in Hong Kong and other taxation impacts.

Other information in respect of the distribution of the final dividends as disclosed in the Notice of 2010 Annual General Meeting remains unchanged.

By Order of the Board Zhang Jingming Company Secretary

Shanghai, PRC, 28 June 2011

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Wang Zhiqing, Wu Haijun, Li Honggen, Shi Wei and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

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